DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

Exhibit 99.1
February 8, 2016
Abraxas Petroleum Corporation
18803 Meisner Drive
San Antonio, Texas 78258
Ladies and Gentlemen:
Pursuant to your request, we have prepared estimates of the extent and value of the net proved, developed nonproducing and undeveloped probable, and undeveloped possible oil and condensate, natural gas liquids (NGL), and gas reserves, as of December 31, 2015, of certain selected properties that Abraxas Petroleum Corporation (Abraxas) has represented that it owns. This evaluation was completed on February 8, 2016. Abraxas has represented that these properties account for 97.8 percent on a net equivalent barrel basis of Abraxas’ net proved reserves as of December 31, 2015. The properties evaluated are located in the States of Montana, North Dakota, South Dakota, Texas, and Wyoming. The net proved, probable, and possible reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Abraxas.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2015. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Abraxas after deducting all interests owned by others.

Estimates of oil and condensate, NGL, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information

DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such

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estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with Abraxas personnel, from Abraxas files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Abraxas with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.
Methodology and Procedures
Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Abraxas, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved, probable, or possible.

An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves. Most of the undeveloped reserves were estimated by analogy to similar wells or offset wells.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production‑decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

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Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit and at the legal pressure base of the state in which the interest is located. Gas quantities included herein are expressed in thousands of cubic feet (Mcf). Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves are those attributed to the leasehold interests according to processing agreements. Oil and condensate and NGL reserves estimates included herein are expressed in terms of barrels (bbl) representing 42 United States gallons per barrel.
Definition of Reserves
Petroleum reserves estimated by us included in this report are classified as proved, probable, and possible. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

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(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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Probable oil and gas reserves – Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) See also guidelines in paragraphs (iv) and (vi) of the definition of possible reserves.

Possible oil and gas reserves – Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data

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are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (iii) of the proved oil and gas definition, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

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Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The extent to which probable and possible reserves ultimately may be reclassified as proved reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating probable and possible reserves is influenced by economic and technological

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factors as well as the time element. Estimates of probable and possible reserves in this report have not been adjusted in consideration of these additional risks and therefore are not comparable with estimates of proved reserves.

The development status shown herein represents the status applicable on December 31, 2015. In the preparation of this report, data available from wells drilled on the appraised properties through December 31, 2015, were used in estimating gross ultimate recovery. When applicable, gross production estimated through December 31, 2015, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves as of December 31, 2015. In some fields this required that the production rates be estimated for up to 2 months, since production data from certain properties were available only through October 2015.

Our estimates of Abraxas’ net proved, developed nonproducing and undeveloped probable, and undeveloped possible reserves attributable to the reviewed properties are based on the definitions of reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

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	Net Reserves Estimated by DeGolyer and MacNaughton as of December 31, 2015
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)	Oil Equivalent (Mboe)

Proved
Developed Producing	7,091	1,537	24,632	12,734
Developed Nonproducing	2,477	305	4,388	3,513
Undeveloped	14,109	4,598	43,729	25,995

Total Proved	23,677	6,440	72,749	42,242

Probable
Developed Nonproducing	66	0	345	123
Undeveloped	4,498	2,707	43,582	14,469

Total Probable	4,564	2,707	43,927	14,592

Possible
Undeveloped	0	0	9,054	1,509

Total Possible	0	0	9,054	1,509

Notes:
1. Probable and possible reserves have not been risk adjusted to make them comparable to proved reserves.
2. Gas is converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

Primary Economic Assumptions
Values shown herein are expressed in terms of future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, and capital and abandonment costs from the future gross revenue. Operating expenses include field operating costs, compression charges, and an allocation of overhead that directly relates to production activities. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

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Revenue values in this report were estimated using the initial prices and expenses provided by Abraxas. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The prices used in this report are based on SEC guidelines. The following economic assumptions were used for estimating existing and future prices and costs:
Oil and Condensate and NGL Prices
Abraxas has represented that the oil and condensate and NGL prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Abraxas supplied differentials to a West Texas Intermediate reference price of $50.12 per barrel and the prices were held constant thereafter. The volume‑weighted average oil and condensate price attributable to the estimated proved reserves over the lives of the properties was $41.22 per barrel. The volume-weighted average NGL price attributable to the estimated proved reserves over the lives of the properties was $10.48 per barrel.
Gas Prices
Abraxas has represented that the gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined my contractual arrangements. The gas prices were calculated for each property using Btu values and differentials to the reference price of $2.63 per million British thermal units furnished by Abraxas and held constant thereafter. The volume-weighted average gas price attributable to the estimated proved reserves over the lives of the properties was $2.357 per thousand cubic feet.

Production and Ad Valorem Taxes

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Production taxes were calculated using the tax rates for the state in which the reserves are located. Ad Valorem taxes were calculated using rates provided by Abraxas.
Operating Expenses, Capital Costs, and Abandonment Costs
Operating expenses and capital and abandonment costs, based on information provided by Abraxas, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation. Abandonment costs were included and were not adjusted for inflation.

The estimated future revenue and expenditures attributable to the production and sale of Abraxas’ net proved, developed nonproducing and undeveloped probable, and undeveloped possible reserves of the properties evaluated, as of December 31, 2015, are summarized in thousands of dollars (M$) as follows:

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total Proved

Future Gross Revenue, M$	370,407	115,191	729,418	1,215,016
Production and Ad Valorem Taxes, M$	34,632	10,705	71,388	116,725
Operating Expenses, M$	139,896	26,632	135,452	301,980
Capital Costs, M$	500	19,839	313,382	333,721
Abandonment Costs, M$	1,770	371	1,406	3,547
Future Net Revenue, M$	193,609	57,644	207,790	459,043
Present Worth at 10 Percent, M$	122,937	33,568	37,895	194,400

Note: Future income taxes have not been taken into account in the preparation of these estimates.

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	Probable
	Developed Nonproducing	Undeveloped	Total Probable

Future Gross Revenue, M$	4,006	354,824	358,830
Production and Ad Valorem Taxes, M$	343	33,463	33,806
Operating Expenses, M$	435	56,091	56,526
Capital Costs, M$	560	113,164	113,724
Abandonment Costs, M$	30	692	722
Future Net Revenue, M$	2,638	151,414	154,052
Present Worth at 10 Percent, M$	1,716	40,552	42,268

Notes:
1. Future income taxes have not been taken into account in the preparation of these estimates.
2. Values for probable reserves have not been risk adjusted to make them comparable to values for proved reserves.

	Possible Undeveloped	Total Possible

Future Gross Revenue, M$	20,622	20,622
Production and Ad Valorem Taxes, M$	2,220	2,220
Operating Expenses, M$	2,820	2,820
Capital Costs, M$	5,200	5,200
Abandonment Costs, M$	60	60
Future Net Revenue, M$	10,322	10,322
Present Worth at 10 Percent, M$	2,575	2,575

Notes:
1. Future income taxes have not been taken into account in the preparation of these estimates.
2. Values for possible reserves have not been risk adjusted to make them comparable to values for proved reserves.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2015, estimated oil and gas reserves.

In our opinion, the information relating to estimated proved, probable, and possible reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil and condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932‑235‑50‑9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil

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and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (5), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Abraxas. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Abraxas. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.
Submitted,

DeGOLYER and MacNAUGHTON                             Texas Registered Engineering Firm F-716

Paul J. Szatkowski, P.E.
Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.
That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Abraxas dated February 8, 2016, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.
That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 41 years of experience in oil and gas reservoir studies and reserves evaluations.

Paul J. Szatkowski, P.E.
Senior Vice President
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